APPENDIX A:
INVESTMENT RISKS

YOU MIGHT LOSE YOUR MONEY

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Jefferson Fry Company to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

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COMPETITION

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Jefferson Fry Company competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Jefferson Fry Company's core business or the inability to compete successfully against the with other competitors could negatively affect Jefferson Fry Company's financial performance.

FINANCIAL FORECASTS RISKS

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Jefferson Fry Company and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Jefferson Fry Company is a newly established entity and therefore has no operating history from which forecasts could be projected with.

CHANGES IN ECONOMIC CONDITIONS COULD HURT JEFFERSON FRY COMPANY

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Jefferson Fry Company's financial performance or ability to continue to operate. In the event Jefferson Fry Company ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

NO REGISTRATION UNDER SECURITIES LAWS

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Jefferson Fry Company nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

FUTURE INVESTORS MIGHT HAVE SUPERIOR RIGHTS

If Jefferson Fry Company needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

YOU DO HAVE A DOWNSIDE

Conversely, if Jefferson Fry Company fails to generate enough revenue, you could lose some or all of your money.

COVID-19 IMPACT

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future.